Reply Attention of	Virgil Z. Hlus
Direct Tel.	604.891.7707
EMail Address	vzh@cwilson.com
Our File No.	28313-0001/ CW1058352.3

May 24, 2007

BY COURIER AND EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-7010

USA

Attention:	Jessica Barberich

Dear Sirs/Mesdames:

Re: Counterpath Solutions, Inc. (the “Company”) Form 10-KSB for year ended April 30, 2006 Filed July 31, 2006 File No. 000-50346

Item 4.02 Form 8-K

Filed May 15, 2007

We have reviewed your Item 4.02 Form 8-K for compliance with the form requirements and have the following comment.

1.

Please tell us whether your officers have reconsidered the effectiveness of your disclosure controls and procedures as of April 30, 2006 in light of the restatement. In addition, please confirm to us that you plan to address this reconsideration and the related conclusions in the filings that contain your restated financial statements.

The Company has considered the effectiveness of its disclosure controls and procedures as of April 30, 2006 in light of the restatement and it plans to address the reconsideration and conclusions in the amended Form 10-KSB for fiscal year end April 30, 2006.

HSBC Building 800 – 885 West Georgia Street Vancouver BC V6C 3H1 Canada Tel.: 604.687.5700 Fax: 604.687.6314 www.cwilson.com

Some lawyers at Clark Wilson LLP practice through law corporations.

                The Company anticipates including in its amended Form 10-KSB for the fiscal year ended April 30, 2006 the following disclosure under Item 8A, Controls and Procedures:

“(a)	Restatements

Our company has effected a restatement of its financial results for the period ended April 30, 2006.

The restatement was effected to correct the accounting treatment of certain employee stock options cancelled and re-issued in October 2005 and modified by way of reduction in the exercise price requiring variable accounting under Financial Accounting Standards Board (“FASB”) Interpretation No. 44, whereby the intrinsic value of employee options is marked to market until the options are exercised, expired or forfeited.

As a result of the accounting for the modified stock options under variable accounting, the net loss for the year ended April 30, 2006 increased by $182,272. Basic and diluted loss per share for the year ended April 30, 2006 increased by $0.01 to $0.04 per share. The effect on our company’s consolidated balance sheet as of April 30, 2006 was an increase in its additional paid-in capital and accumulated deficit of $182,272.

(b)	Evaluation of disclosure controls and procedures and remediation

In connection with the restatement, under the direction of the company’s management, we have re-evaluated certain disclosure controls and procedures. In connection with the restatement, we identified a material weakness in our disclosure controls and procedures relating to the accounting treatment of our employee stock options.

A material weakness is a control deficiency (within the meaning of the Public Company Accounting Oversight Board (PCAOB) Auditing Standard No. 2) or combination of control deficiencies that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. We have identified the following material weakness which has caused us to conclude that, as of April 30, 2006, our disclosure controls and procedures were not effective at the reasonable assurance level.

On May 15, 2007, the company announced that following a review by the Securities and Exchange Commission (“SEC”) of its stock option accounting practices, the company would restate its historical financial statements in its annual report for the period ended April 30, 2006 as disclosed in our Form 10-KSB filed on July 31, 2006. Our conclusion to restate the above period resulted in the company recognizing that its disclosure controls and procedures were not effective as of the period ended April 30, 2006 and constituted a material weakness.

To address this material weakness, we performed additional analyses and other procedures to ensure that the financial statements included herein fairly present, in all material respects, our financial position, results of operations and cash flows for the periods presented.

To remediate the material weakness in our disclosure controls and procedures identified above, in addition to working with our independent auditors, we have continued to refine our internal procedures to alleviate this weakness and have added human resources with experience in stock-based compensation and generally accepted accounting principles (GAAP) and are committed to ongoing education in this area as a well as a defined process to prepare such calculations.

CW1058352.3

(c) Limitations on the effectiveness of disclosure controls and procedures

A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected. These inherent limitations include the realities that judgments, in decision making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of internal control is based in part upon certain assumptions above the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.”

We also include the requested acknowledgement from the Company as an Exhibit to this letter.

We look forward to any further comments you may have regarding the Form 10-KSB or with respect to the above response. Should you have any questions, please do not hesitate to contact the writer directly at 604.891.7707.

Yours truly,

CLARK WILSON LLP

Per: /s/ Virgil Z. Hlus

Virgil Z. Hlus

VZH/jlm

cc:	David Karp
Chief Financial Officer
Counterpath Solutions, Inc.

3

CW1058352.3